Mail Stop 4561

January 29, 2010

Chong Him Lau, Director
CN Dragon Corporation
8/F Paul Y. Centre
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong

>   **Re: CN Dragon Corporation (formerly Wavelit, Inc.)**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 21, 2010**
>   **File No. 000-53771 (formerly 333-90618)**
>
>   **Form 10-K/A for the Fiscal Year Ended April 30, 2009**
>   **Filed January 21, 2010**
>   **Form 10-Q/A for the Quarterly Period Ended October 31, 2009**
>   **Filed January 21, 2010**
>   **File No. 000-53771**

Dear Mr. Lau:

     We have reviewed the above-referenced filings and your response letter received January 20, 2010, and we have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. References to prior comments refer to our letter dated January 6, 2010.

Schedule 14C

Financial and Other Information

1.   We note that you have revised your information statement to incorporate by reference your quarterly report on Form 10-Q for the period ended October 31, 2009. Please also specifically incorporate by reference the amendments to your Form 10-K for the fiscal year ended April 30, 2009, and to your Form 10-Q for the period ended October 31, 2009, that were filed on January 21, 2010. In addition, you should specifically incorporate by reference any further amendments to the periodic reports incorporated by reference into the information

statement made prior to, or at the same time as, the filing of your revised
information statement.

Form 10-K/A

Controls and Procedures

2.   In response to prior comment 6, you have amended your disclosure to state that
        management has concluded that the company's disclosure controls and
        procedures were effective "to ensure that material information relating to the
        company, was made known to them by others within those entities, particularly
        during the period in which this Annual Report on Form 10-K was being
        prepared." This effectiveness conclusion continues to be stated in terms that are
        more limited in scope than the definition of "disclosure controls and procedures"
        set forth in Exchange Act Rule 13a-15(e), which definition we note you have
        included elsewhere in your amended disclosure. Please revise to state, in clear
        and unqualified language, the effectiveness conclusions of management with
        respect to the company's disclosure controls and procedures as that term is
        defined in Rule 13a-15(e). You may include in your conclusion the complete
        definition of disclosure controls and procedures from the referenced regulation, or
        alternatively, you may simply conclude that your disclosure controls and
        procedures are effective or ineffective, whichever the case may be, without
        providing any part of the definition. Please also provide conforming disclosure in
        future filings.

3.   Please revise your disclosure to indicate, if true, that your management's
        effectiveness conclusion with respect to the company's internal control over
        financial reporting was reached as of April 30, 2009, the date of the end of the
        fiscal year covered by your report.

Signatures

4.   Your Form 10-K/A is signed by the company and by Mr. Lau in his individual
        capacity as your chief financial officer and principal accounting officer. Please
        revise to provide all of the signatures called for by General Instruction D to Form
        10-K, including those of your principal executive officer and a majority of your
        board of directors, or persons performing similar functions. Any person who
        occupies more than one of the specified positions should indicate under his
        signature each capacity in which he signs the report. See General Instruction
        D(2)(b) to Form 10-K.

Exhibits

5.   Your response to prior comment 9 states that "no securities remain unsold pursuant to the Registration Statement on Form S-8 filed on February 6, 2007," but you do not specifically state whether any securities remained unsold as of August 13, 2009, the initial filing date of your Form 10-K, as requested by the prior comment. Please tell us whether any securities remained unsold under this registration statement as of the initial filing date of your Form 10-K. If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended April 30, 2009, and 2008, and for the period from inception (December 13, 2002) through April 30, 2009 as an exhibit in accordance with Rule 436(b) of Regulation C. Also refer to Item 601 of Regulation S-K.

Exhibit 31.1

6.   We note that in response to prior comment 8 you have filed a revised certification for your chief financial officer under Item 601(b)(31) of Regulation S-K. Please also provide a revised certification for your principal executive officer or person performing a similar function, as required by Item 601(b)(31) and Exchange Act Rule 13a-14(a). This comment also applies to your amended Form 10-Q/A for the quarterly period ended October 31, 2009 filed on January 21, 2010, for which you have filed a revised Item 601(b)(31) certification for only your chief financial officer.

***

         As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Attorney-Advisor, at (202) 551-3483 or David L. Orlic, Attorney-Advisor, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3406.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief

cc: Via Facsimile (501) 634-0070
        Phillip E. Koehnke, Esq.
        Telephone: (858) 229-8116